 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Heimann, M.L. Dick (Last) (First) (Middle) 360 E. Jackson St. (Street) Medford, OR 97501 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Lithia Motors, Inc. LAD
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other
          President & COO
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year March 17, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common	03/14/2003		I |	26,612.00 | A | $11.72	26,612.00	I	By 401(k)
Class A Common					112,900.00	D
Class A Common					15,964.00	I	By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Heimann, M.L. Dick - March 17, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Class B Common	$0.00					N/A | N/A	Class A Common - 1,390,188.00		1,390,188.00 (1)	I	Interest owned by a LLC
Stock Option (1997sd) (NQ) (right to buy)	$1.00					(2) | 12/31/2005	Class A Common - 3,636.00		3,636.00	D
Stock Option (1999sd) (ISO) (right to buy)	$18.15					(3) | 01/01/2004	Class A Common - 12,000.00		12,000.00	D
Stock Option (2000sd) (ISO) (right to buy)	$18.43					(4) | 01/06/2005	Class A Common - 9,990.00		9,990.00	D
Stock Option (2000sd) (NQ) (right to buy)	$16.75					(5) | 01/06/2010	Class A Common - 22,010.00		22,010.00	D
Stock Option (2002nq) (right to buy)	$15.13					12/26/2007 | 12/26/2012	Class A Common - 16,000.00		16,000.00	D
Stock Option (2001) (ISO) (right to purchase)	$12.99					12/26/2000 | 12/26/2005	Class A Common - 7,494.00		7,494.00	D
Stock Option (2001) (NQ) (right to buy)	$1.00					12/26/2005 | 12/26/2010	Class A Common - 16,000.00		16,000.00	D
Stock Option (2001nq) (right to buy)	$19.24					12/26/2006 | 12/26/2011	Class A Common - 16,000.00		16,000.00	D

Heimann, M.L. Dick - 03/17/2003
FORM 4 (continued)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option (2001sd) (NQ) (right to purchase)	$11.81					(6) | 12/26/2010	Class A Common - 31,788.00		31,788.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Cliff E. Spencer 03-17-2003 ** Signature of Reporting Person Date Attorney in Fact for M. L. Dick Heimann Page 2

Heimann, M.L. Dick - March 17, 2003
Form 4 (continued)
FOOTNOTE Descriptions for Lithia Motors, Inc. LAD

Form 4 - March 2003

M.L. Dick Heimann
360 E. Jackson St.
Medford, OR 97501
Explanation of responses:

(1)   The Class B Common stock is owned by Heimann Family, LLC, of which M.L. Dick Heimann is the majority member and its sole manager and he has elected to report all of the securities owned by the LLC as being beneficially owned by him.
(2)   The options vest as to 20% of the total grant on the date of grant and 20% each anniversary date thereafter.
(3)   The options vest as follows: 292 on 1/1/00, 5,509 on 1/1/01, 5,508 on 1/1/02 and 691 on 1/6/03.
(4)   The options vest as follows: 4,745 on 1/6/03 and 5,245 on 1/6/04.
(5)   The options vest as follows: 13,627 on 1/6/01 and 8,383 on 1/6/02.
(6)   The options vest 8,360 shares on 12/26/00, 2,108 on 12/26/02, 10,565 on 12/26/03 and 10,755 on 12/26/04

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